UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

12/F No. 3 Building, 700 Yishan Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

TABLE OF CONTENT

Description	Page
Signature	3
Exhibit 99.1 — First Quarter 2013 Results

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Jazy Zhang
Name:	Jazy Zhang
Title:	Chief Financial Officer

Date: June 4, 2013

3

Exhibit 99.1

GIANT INTERACTIVE GROUP INC.

FIRST QUARTER 2013 FINANCIAL RESULTS

First Quarter 2013 Highlights as Compared to First Quarter 2012:

For the first quarter of 2013:

•	Net revenue was RMB572.8 million (US$92.2 million), up 12.6% from the first quarter of 2012.

•	Gross profit was RMB490.5 million (US$79.0 million), up 11.2 % from the first quarter of 2012. Gross profit margin was 85.6%.

•	Net income attributable to the Company’s shareholders was RMB326.0 million (US$52.5 million), up 11.6% from the first quarter of 2012. The margin of net income attributable to the Company’s shareholders was 56.9%.

•	Basic and diluted earnings per American Depositary Share (“ADS”) which represents one ordinary share, were RMB1.36 (US$0.22) and RMB1.32 (US$0.21), respectively, compared to basic and diluted earnings per ADS of RMB1.24 and RMB1.22, respectively, for the first quarter of 2012.

•	Non-GAAP net income attributable to the Company’s shareholders was RMB342.7 million (US$55.2 million), up 6.3% from the first quarter of 2012. The margin of non-GAAP net income attributable to the Company’s shareholders was 59.8%.

•	Basic and diluted non-GAAP earnings per ADS were RMB1.43 (US$0.23) and RMB1.39 (US$0.22), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB1.37 and RMB1.34, respectively, for the first quarter 2012.

Please refer to the “Use of Non-GAAP Financial Measures” section commencing on page 4, for a reconciliation between net income attributable to the Company’s shareholders on a GAAP and non-GAAP basis.

Results of Operations

Comparison of the three months ended March 31, 2012 and 2013 (unaudited)

Net Revenue

	Three Months Ended March 31,		% Change
	2012	2013
	(unaudited, in thousands RMB, except percentage data)
Total net revenue	508,780	572,845	12.6%
Online games	489,533	557,284	13.8%
Licensing revenues	13,190	15,458	17.2%
Other revenue, net	6,057	103	(98.3%)

Net revenue for the first quarter of 2013 was RMB572.8 million (US$92.2 million), representing a 12.6% increase from RMB508.8 million in the first quarter 2012. Net revenue from online games in the first quarter of 2013 totaled RMB557.3 million (US$89.7 million), representing a 13.8% increase from RMB489.5 million in the first quarter 2012, primarily due to the continued growth of ZT Online 2 and the contribution from its micro-client version operated on Qihoo 360’s platform. Net revenue from licensing revenues in the first quarter of 2013 was RMB15.5 million (US$2.5 million), representing a 17.2% increase from RMB13.2 million in the first quarter 2012, primarily due to license termination payments received from two game operators in Taiwan and Vietnam. The decrease in other revenue primarily reflects the payment of a one-time technical service fee that the Company received from its equity investee in the first quarter of 2012.

1

Cost of Services

	Three Months Ended March 31,				% Change
	2012		2013
	(unaudited, in thousands RMB, except percentage data)
Cost of services	(67,617)		(82,375)		21.8%
% of net revenue	(13.3%	)	(14.4%	)
Gross profit	441,163		490,470		11.2%
Gross profit margin	86.7%		85.6%

Cost of services for the first quarter of 2013 was RMB82.4 million (US$13.3 million), representing a 21.8% increase from the first quarter of 2012. The increase in cost of services was mainly due to the overall growth of the Company’s business operations, increased cash compensation for related personnel and a provision of impairment of one of the Company’s games that the management considered to be underperforming. In addition, a pilot program on value added tax, or VAT, was promulgated by PRC tax authorities in 2012 in certain pilot cities and provinces, including Shanghai, Beijing, Zhejiang and Jiangsu where our subsidiaries or affiliates locate. Such pilot program and its interpretation and enforcement involve significant uncertainties, and our VAT expenses, which account for a substantial portion of our cost of services, may be impacted if we are required to pay VAT in these cities and provinces at a higher tax rate than the 5% business tax rate before the promulgation of such pilot program.

Gross profit for the first quarter of 2013 was RMB490.5 million (US$79.0 million), representing an 11.2% increase from the first quarter of 2012. Gross margin for the first quarter of 2013 was 85.6%, at substantially the same level as in the first quarter 2012.

Operating (Expenses) Income

	Three Months Ended March 31,				% Change
	2012		2013
	(unaudited, in thousands RMB, except percentage data)
Total operating expenses	(124,187)		(129,557)		4.3%
% of revenue	(24.4%	)	(22.6%	)
Research and product development	(73,633)		(77,591)		5.4%
% of net revenue	(14.5%	)	(13.5%	)
Sales and marketing	(22,525)		(30,340)		34.7%
% of net revenue	(4.4%	)	(5.3%	)
General and administrative	(38,029)		(31,626)		(16.8%	)
% of net revenue	(7.5%	)	(5.5%	)
Government financial incentives	10,000		10,000		—

Total operating expenses for the first quarter of 2013 were RMB129.6 million (US$20.9 million), representing a 4.3% increase from RMB124.2 million in the first quarter of 2012. As a percentage of revenue, total operating expenses were 22.6% for the first quarter of 2013, compared to 24.4% in the first quarter 2012. The increase in operating expenses was primarily attributable to the increase in research and development and sales and marketing expenses in the first quarter of 2013, partially offset by a decrease in general and administrative expenses, as compared to the first quarter 2012.

Research and development expenses for the first quarter of 2013 were RMB77.6 million (US$12.5 million), representing a 5.4% increase from RMB73.6 million in the first quarter of 2012. As a percentage of revenue, R&D expenses were 13.5% for the first quarter of 2013, compared to 14.5% in the first quarter of 2012. The increase was primarily due to the increased personnel cost as a result of the expansion of the Company’s game development teams and an increase in software amortization, partially offset by decreased share-based compensation expenses as a result of the application of the accelerated amortization method pursuant to Company’s accounting policy for its share-based compensation expenses associated with its restricted shares granted in November 2011. See Item 5 of our annual report on Form 20-F for the year ended December 31, 2012 for relevant accounting policy.

2

Sales and marketing expenses for the first quarter of 2013 were RMB30.3 million (US$4.9 million), representing a 34.7% increase from RMB22.5 million in the first quarter of 2012. As a percentage of revenue, sales and marketing expenses were 5.3% in the first quarter of 2013, compared to 4.4% in the first quarter of 2012. The increase was mainly due to the higher marketing expenses incurred in the first quarter of 2013 to promote the new expansion packs for ZT Online 2 and ZT Online Green Edition.

General and administrative expenses for the first quarter of 2013 were RMB31.6 million (US$5.1 million), representing a 16.8% decrease from RMB38.0 million in the first quarter of 2012. As a percentage of revenue, general and administrative expenses were 5.5% in the first quarter of 2013, compared to 7.5% in the first quarter of 2012. The decrease in general and administrative expenses was mainly due to the decrease in share-based compensation expenses through application of the accelerated amortization method pursuant to the Company’s accounting policy for its share-based compensation expenses associated with its restricted shares granted in November 2011 and a decrease in depreciation expense related to the Company’s land use rights with respect to a parcel of land in Zhuhai, Guangdong that the Company acquired in 2009 and which was re-acquired in 2012.

The amount of government financial incentives the Company recorded in the first quarter of 2013 was RMB10.0 million (US$1.6 million), which was also flat with the first quarter of 2012. This contingent financial incentive mainly relates to the refund of business tax, value-added tax, and enterprise income tax from the Shanghai municipal government. The Company records such government financial incentives as a reduction in operating expenses in the period when it is received.

Interest Income

Interest income for the first quarter of 2013 was RMB25.0 million (US$4.0 million), representing an 11.7% increase from RMB22.4 million in the first quarter 2012. The increase in interest income was due to a larger cash and cash equivalent balance.

Income Tax Expense

Income tax expense for the first quarter of 2013 was RMB48.0 million (US$7.7 million), compared to income tax expense of RMB28.4 million in the first quarter 2012. The year-over-year increase was primarily due to the expiration of tax exemption periods for certain game development studios in the first quarter of 2013. In accordance with the relevant preferential tax treatment rules, these game studios began to pay tax at a reduced income tax rate of 12.5% in the first quarter of 2013 as opposed to the tax exemption enjoyed in the first quarter of 2012.

Liquidity and Capital Resources

As of March 31, 2013, the Company had RMB2,228.0 million (US$358.7 million) in cash, cash equivalents and RMB777.5 million (US$125.2 million) in short-term investments. The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended March 31,
	2012	2013
	(unaudited)
	(in thousands RMB)
Net cash provided by operating activities	258,764	309,601
Net cash provided by (used in) investing activities	124,131	(79,034)
Net cash provided by (used in) financing activities	(199,086)	54,389
Effect of exchange rates on cash and cash equivalents	(969)	(58)

Net increase in cash and cash equivalents	182,840	284,898

Net Cash Provided by Operating Activities

For the three months ended March 31, 2012 and 2013, our net cash provided by operating activities primarily resulted from our net income of RMB312.9 million and RMB349.3 million (US$56.2 million), respectively. Cash flows from changes in the balances of advances from distributors in the three months ended March 31, 2012 and 2013 were RMB8.2 million cash inflow and RMB46.6 million (US$7.5 million) cash outflow, respectively. Cash flows from changes in the balances of deferred revenues in each of these periods was RMB12.2 million cash outflow and RMB22.4 million (US$3.6 million) cash outflow, respectively. Advances from distributors and deferred revenues represent proceeds that we received for sales of our prepaid game cards from our distributors and game points purchased on our website that have not yet been recognized as revenues.

3

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities in the three months ended March 31, 2013 primarily related to RMB92.4 million (US$14.9 million) of payments for short-term investments and RMB 28.6 million (US$4.6 million) relating to the acquisition of a subsidiary, partially offset by RMB56.2 million (US$9.1 million) of proceeds from maturities of short-term investments. Net cash provided by investing activities in the three months ended March 31, 2012 primarily related to RMB258.1 million of proceeds from maturities of short-term investments, partially offset by RMB100.0 million and RMB34.2 million of payments for held-to-maturity securities and short-term investments, respectively.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities in the three months ended March 31, 2013 consisted primarily of the capital contribution of RMB29.0 million (US$4.7 million) by non-controlling interest holders in our game studios, as well as RMB25.4 million (US$4.1 million) of proceeds from exercise of share options. Net cash used in financing activities in the three months ended March 31, 2012 consisted primarily of RMB197.6 million and RMB17.2 million paid to shareholders and non-controlling interest, respectively, partially offset by RMB15.7 million in proceeds from the exercising of share options.

Currency Convenience Translation

This report on Form 6-K contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.2108, which was the noon buying rate as of March 31, 2013 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this report could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

The Company has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company as well as when planning and forecasting future periods.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

Giant Interactive Group Inc.

Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended March 31,
	2012	2013	2013
	(RMB)	(RMB)	(US$)
GAAP net income attributable to the Company’s shareholders:	292,152,192	326,033,486	52,494,604

Share-based compensation	30,329,250	16,712,479	2,690,874

Non-GAAP net income attributable to the Company’s shareholders:	322,481,442	342,745,965	55,185,478

Non-GAAP earnings per share:
Basic	1.37	1.43	0.23
Diluted	1.34	1.39	0.22

Weighted average ordinary shares:
Basic	235,630,482	239,321,271	239,321,271
Diluted	240,341,637	246,253,259	246,253,259

4

GIANT INTERACTIVE GROUP INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

GIANT INTERACTIVE GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	As of December 31, 2012(1)	As of March 31, 2013
		(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents		1,943,061,530	2,227,959,930	358,723,503
Short-term investments	3	739,314,900	777,508,799	125,186,578
Accounts receivable, net		12,106,819	27,596,223	4,443,264
Prepayments and other current assets		236,446,037	195,813,703	31,527,935
Due from related parties		7,370,022	5,825,856	938,020
Inventories		333,195	—	—
Deferred tax assets, net		157,885,822	144,040,970	23,192,016

Total current assets		3,096,518,325	3,378,745,481	544,011,316

Non-current assets:
Property and equipment, net		340,242,374	329,985,418	53,130,904
Intangible assets, net		32,799,853	56,449,356	9,088,903
Due from research and development entity partners		7,637,000	8,087,000	1,302,087
Goodwill		99,316,001	99,316,001	15,990,855
Investment in equity investees	4	377,755,985	376,659,504	60,645,892
Long-term investments	5	48,331,600	48,331,600	7,781,864
Available-for-sale securities	6	78,740,916	78,757,833	12,680,787
Held-to-maturity securities	7	190,000,000	190,000,000	30,591,872
Deferred tax assets, net		25,345,455	30,745,965	4,950,403
Other assets		25,541,335	6,976,667	1,123,311

Total non-current assets		1,225,710,519	1,225,309,344	197,286,878

Total assets		4,322,228,844	4,604,054,825	741,298,194

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables and accrued expenses (including payables and accrued expenses of Shanghai Giant Network Technology Co., Ltd. and its consolidated entities (“VIE and its consolidated entities”) without recourse to Giant Interactive Group Inc. (“the Company”) of RMB63,103,923 and RMB67,027,156 (US$10,792,033) as of December 31, 2012 and March 31, 2013, respectively)		238,594,085	170,329,566	27,424,738
Advances from distributors (including advances from distributors of VIE and its consolidated entities without recourse to the Company of RMB93,468,209 and RMB46,885,470 (US$7,549,022) as of December 31, 2012 and March 31, 2013, respectively)		93,468,209	46,885,660	7,549,053
Due to a related party		598,953	1,201,577	193,466
Deferred revenue (including deferred revenue of VIE and its consolidated entities without recourse to the Company of RMB470,279,509 and RMB450,571,587 (US$72,546,465) as of December 31, 2012 and March 31, 2013, respectively)		486,024,501	463,595,947	74,643,516
Dividend payable		—	630,024,450	101,440,145
Tax payable (including tax payable of VIE and its consolidated entities without recourse to the Company of RMB4,371,971 and RMB9,672,401 (US$1,557,352) as of December 31, 2012 and March 31, 2013, respectively)		48,121,958	62,482,080	10,060,231
Unrecognized tax benefit (including unrecognized tax benefit of VIE and its consolidated entities without recourse to the Company of RMB6,418,702 and RMB6,418,702 (US$1,033,474) as of December 31, 2012 and March 31, 2013, respectively		47,579,967	47,579,967	7,660,843
Deferred tax liabilities (including deferred tax liabilities of VIE and its consolidated entities without recourse to the Company of RMB2,500,250 and RMB1,999,059 (US$321,868) as of December 31, 2012 and March 31, 2013, respectively)		112,282,639	111,790,321	17,999,343

Total current liabilities		1,026,670,312	1,533,889,568	246,971,335

Non-current liabilities:
Deferred tax liabilities		32,311,676	38,985,745	6,277,089

Total liabilities		1,058,981,988	1,572,875,313	253,248,424

(1) The consolidated balance sheet at December 31, 2012 has been derived from the audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

The accompanying notes are an integral part of these condensed consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	As of December 31, 2012(1)	As of March 31, 2013
		(RMB)	(RMB)	(US$)
Commitments and contingencies

Shareholders’ equity
Ordinary shares		430	430	69
Additional paid-in capital		4,456,659,188	4,486,951,648	722,443,429
Statutory reserves	13	48,596,713	48,596,713	7,824,550
Accumulated other comprehensive loss	14	(368,723,831)	(367,314,663)	(59,141,280)
Retained earnings		1,087,615,133	783,071,419	126,082,214
Treasury stock		(2,006,420,168)	(2,006,420,168)	(323,053,418)

Total Giant Interactive Group Inc.’s equity		3,217,727,465	2,944,885,379	474,155,564
Non controlling interests	8	45,519,391	86,294,133	13,894,206

Total shareholders’ equity		3,263,246,856	3,031,179,512	488,049,770

Total liabilities and shareholders’ equity		4,322,228,844	4,604,054,825	741,298,194

(1) The consolidated balance sheet at December 31, 2012 has been derived from the audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

The accompanying notes are an integral part of these condensed consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three months ended March 31,
	Note	2012	2013
		(RMB)	(RMB)	(US$)
Net revenue:
Online games		489,533,330	557,283,433	89,728,124
Licensing revenues		13,189,933	15,458,445	2,488,962
Other revenue, net		6,056,603	103,191	16,614

Total net revenue		508,779,866	572,845,069	92,233,700
Cost of services		(67,616,638)	(82,374,824)	(13,263,158)

Gross profit		441,163,228	490,470,245	78,970,542

Operating (expenses) income
Research and product development		(73,633,430)	(77,591,269)	(12,492,959)
Sales and marketing		(22,524,589)	(30,340,080)	(4,885,052)
General and administrative		(38,029,407)	(31,625,938)	(5,092,088)
Government financial incentives		10,000,000	10,000,000	1,610,099

Total operating expenses		(124,187,426)	(129,557,287)	(20,860,000)

Income from operations		316,975,802	360,912,958	58,110,542

Interest income		22,367,030	24,973,614	4,020,998
Investment income		310,120	—	—
Other income, net		5,107,128	12,082,651	1,945,426

Income before income tax expenses		344,760,080	397,969,223	64,076,966

Income tax expenses	9	(28,401,327)	(47,954,270)	(7,721,110)
Share of loss of an equity investee		(3,459,288)	(714,801)	(115,090)

Net income		312,899,465	349,300,152	56,240,766

Net income attributable to non controlling interests	8	(20,747,273)	(23,266,666)	(3,746,162)

Net income attributable to the Company’s shareholders		292,152,192	326,033,486	52,494,604

Other comprehensive income (loss), net of tax

Foreign currency translation		(1,340,209)	(904,880)	(145,695)
Unrealized holding gains		8,345,079	2,314,048	372,585

Total other comprehensive income, net of tax		7,004,870	1,409,168	226,890

Comprehensive income		299,157,062	327,442,654	52,721,494

Earnings per share:	10

Basic		1.24	1.36	0.22
Diluted		1.22	1.32	0.21

Weighted average ordinary shares:

Basic		235,630,482	239,321,271	239,321,271
Diluted		240,341,637	246,253,259	246,253,259

The accompanying notes are an integral part of these condensed consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended March 31,
	2012	2013
	(RMB)	(RMB)	(US$)
Cash flows from operating activities:
Net income	312,899,465	349,300,152	56,240,766
Adjustments for:
Deferred taxes	(25,470,416)	14,626,093	2,354,945
Share-based compensation expense	30,329,250	16,712,479	2,690,874
Depreciation of property and equipment	16,031,869	13,481,725	2,170,690
Amortization/impairment of intangible assets and other assets	5,352,538	18,865,583	3,037,545
Loss/(gain) from disposal of property and equipment	1,018,351	(220,835)	(35,556)
Gain from sale of a long-term investments	(310,120)	—	—
Provision for/(recovery of) doubtful debts	108,031	(123,821)	(19,936)
Share of loss of an equity investee	3,459,288	714,801	115,090
Changes in assets and liabilities:
Decrease/(increase) in accounts receivable	5,256,272	(14,202,453)	(2,286,735)
(Increase)/decrease in prepayments and other current assets	(6,073,103)	1,140,919	183,699
Increase in due from related parties	(6,026,328)	(278,899)	(44,905)
Increase in due from research and development entity partners	—	(450,000)	(72,454)
Decrease in inventories	54,778	333,195	53,648
Increase in other assets	(415,555)	(1,100,000)	(177,111)
Decrease in payables and accrued expenses	(38,116,004)	(35,149,505)	(5,659,417)
Increase/(decrease) in advances from distributors	8,207,604	(46,582,549)	(7,500,250)
Increase in due to a related party	694,895	602,624	97,028
Increase in unrecognized tax benefit	2,250,597	—	—
(Decrease)/increase in tax payable	(38,329,539)	14,360,122	2,312,121
Decrease in deferred revenue	(12,157,809)	(22,428,554)	(3,611,218)

Net cash provided by operating activities	258,764,064	309,601,077	49,848,824

Cash flows from investing activities:
Payment for short-term investments	(34,181,645)	(92,421,950)	(14,880,845)
Proceeds received from maturity of short-term investments	258,090,000	56,226,650	9,053,045
Increase in long-term investments	(1,000,000)	(1,000,000)	(161,010)
Proceeds from withdrawal of long-term investments	20,805,359	—	—
Payment for held-to-maturity securities	(100,000,000)	—	—
Purchase of property and equipment	(8,377,645)	(3,383,791)	(544,824)
Capitalized product development costs and purchased software	(11,205,295)	(10,050,857)	(1,618,287)
Proceeds from disposal of property and equipment	—	221,200	35,615
Acquisition of a subsidiary, net of cash acquired	—	(28,625,000)	(4,608,907)

Net cash provided by/(used in) investing activities	124,130,774	(79,033,748)	(12,725,213)

Cash flows from financing activities:
Proceeds from exercise of share options	15,699,243	25,396,103	4,089,023
Dividends to shareholders	(197,635,060)	—	—
Dividends to non controlling interests	(17,150,000)	—	—
Capital contribution from non controlling interests	—	28,992,500	4,668,078

Net cash (used in)/provided by financing activities	(199,085,817)	54,388,603	8,757,101

Effect of exchange rate changes on cash and cash equivalents	(969,485)	(57,532)	(9,262)

Net increase in cash and cash equivalents	182,839,536	284,898,400	45,871,450
Cash and cash equivalents at the beginning of the period	950,321,028	1,943,061,530	312,852,053

Cash and cash equivalents at the end of the period	1,133,160,564	2,227,959,930	358,723,503

The accompanying notes are an integral part of these condensed consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

The unaudited interim condensed consolidated financial statements include the financial statements of Giant Interactive Group Inc. (the “Company” or “Giant Interactive”), its subsidiaries, Shanghai Giant Network Technology Co., Ltd. (“Giant Network” or the “VIE”) and its consolidated entities, collectively referred to as the “Group”.

The Group is engaged in the development and operation of online games in the People’s Republic of China (the “PRC”). The Group primarily develops and operates online games through its PRC subsidiaries, the VIE and its consolidated entities.

2.	BASIS OF PRESENTATION

The unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). All inter-company transactions and balances among the Company, its subsidiaries, VIE and its consolidated entities were eliminated upon consolidation.

In the opinion of management, the unaudited interim condensed consolidated financial statements, which comprise the condensed consolidated balance sheet of the Company as of March 31, 2013, the condensed consolidated statements of comprehensive income and the condensed consolidated statements of cash flows for the three-month periods ended March 31, 2012 and 2013, reflect all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as of March 31, 2013, the Company’s consolidated results of operations and consolidated cash flows for the three-month periods ended March 31, 2012 and 2013. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year or any subsequent interim period. The consolidated balance sheet at December 31, 2012 has been derived from audited financial statements at that date, but does not include all disclosures required by U.S. GAAP for complete financial statements. Because all of the disclosures required by U.S. GAAP for complete financial statements are not included herein, these unaudited interim condensed financial statements and the notes accompanying them should be read in conjunction with the Company’s audited financial statements and the notes thereto included in its Annual Report on Form 20-F for the year ended December 31, 2012.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management bases estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

1)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2108 on March 31, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2.	BASIS OF PRESENTATION (CONT’D)

2)	Basis of Consolidation

PRC laws and regulations restrict foreign ownership to operate online games. In order to comply with these foreign ownership restrictions, the Company operates its online games in China through Giant Network, a variable interest entity, which is 75% owned by Mr. Yuzhu Shi, who is also a principal shareholder of the Company. Shanghai Zhengtu Information Technology Co., Ltd. (“Zhengtu Information”) has the unilateral right to control Giant Network, including its financial interests, through a number of contractual arrangements, such as the Power of Attorney, Purchase Option and Cooperation Agreement, Share Pledge Agreement, Letter of Financial Support (collectively “the Share and Pledge Agreements”) and other contractual agreements, such as Online Games Software Sales and Licensing Agreements and Exclusive Technical Consulting and Service Agreements (“the Licensing and Service Agreements”) which have been entered into amongst Zhengtu Information, Giant Network and its equity holders, which are disclosed in detail within Note 2 to the Company’s audited financial statements and therefore should be read in conjunction with these unaudited interim condensed financial statements.

During the three-month periods ended March 31, 2012 and 2013, total fees charged under the Licensing and Service Agreements totaled approximately RMB424,000,000 and RMB414,000,000 (US$67,000,000), respectively, which represented substantially all of Giant Network’s operating profits for the periods presented.

As of March 31, 2013, the share capital and accumulated loss of Giant Network was RMB10,000,000 (US$1,610,099) and RMB3,575,067 (US$575,621), respectively, as compared to share capital and accumulated loss of RMB10,000,000 and RMB54,957,718, respectively, as of December 31, 2012.

The Group’s VIE is subject to a 5% business tax and related surcharges on the revenues earned from the sale of game points by Giant Network are deducted from online game revenues. Certain subsidiaries of the Company are also subject to overseas withholding taxes and related surcharges on their royalty income earned and are deducted from overseas licensing income. Such business tax and related surcharges for the three-month periods ended March 31, 2012 and 2013 was RMB29,778,993 and RMB29,395,185 (US$4,732,915), respectively.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2.	BASIS OF PRESENTATION (CONT’D)

2)	Basis of Consolidation (Cont’d)

In the opinion of management and the Company’s PRC counsel, (i) the ownership structure of the Company and Giant Network, through Zhengtu Information, are in compliance with existing PRC laws and regulations, (ii) the contractual arrangements with Giant Network and its shareholder are valid, binding, enforceable and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with Giant Network, through Zhengtu Information, are prospectively found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the new PRC laws and regulations. The restructuring of its organization structure to comply with new PRC laws and regulations may cause the Company to lose control of its VIE, thus resulting in its deconsolidation. In the opinion of management and the Company’s PRC counsel, the likelihood of such events provoking deconsolidation in respect of the Company’s current ownership structure or the contractual arrangements with Giant Network is remote based on current facts and circumstances.

As of December 31, 2012 and March 31, 2013, the aggregate carrying amounts of the total assets and total liabilities of Giant Network and its consolidated entities were RMB832,228,256 and RMB2,123,210,248 (US$341,857,772) and RMB640,142,564 and RMB582,574,375 (US$93,800,214), respectively. There were no pledges or collateralization of Giant Network and its consolidated entities’ assets which may only be used to settle Giant Network and its consolidated entities’ obligations during the periods presented. For the periods presented, creditors of Giant Network and its consolidated entities did not have recourse to the general credit of the Company, who is also considered the primary beneficiary of Giant Network through Zhengtu Information, and as such, these amounts have been parenthetically presented on the face of the Unaudited Interim Condensed Consolidated Balance Sheets. The Company has not provided any financial or other support that it was not previously contractually required to provide to Giant Network during the periods presented.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2.	BASIS OF PRESENTATION (CONT’D)

2)	Basis of Consolidation (Cont’d)

The following table represents the overall contribution by Giant Network and its consolidated entities, as well as the Company and other entities within the Group to the Group’s comprehensive income:

	For the three months ended
	March 31, 2012	March 31, 2013
	RMB	RMB
Net income (loss) attributable to the Company’s shareholders
Giant Network and its consolidated entities	424,155,890	462,658,192
The Company and other entities within the Group	(132,003,698)	(136,624,706)

	292,152,192	326,033,486
Other comprehensive income (loss)
Giant Network and its consolidated entities	—	2,088,979
The Company and other entities within the Group	7,004,870	(679,811)

	7,004,870	1,409,168

Comprehensive income	299,157,062	327,422,654

In addition, Giant Network and its consolidated entities accounted for approximately RMB410,900,000 (US$66,159,000) net increase in cash and cash equivalents in the three-month period ended March 31, 2013. Furthermore, as of March 31, 2013, Giant Network and its consolidated entities held cash and cash equivalents of approximately RMB1,540,800,000 (US$248,084,000), investments in equity investees of approximately RMB600,000 (US$97,000), other assets of approximately RMB581,900,000 (US$93,692,000) and other liabilities of approximately RMB582,600,000 (US$93,804,000).

GIANT INTERACTIVE GROUP INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

3.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of December 31, 2012 and March 31, 2013:

	December 31, 2012
	Carrying Value	Unrealized Gains/ (Losses)	Estimated Fair Value
	(RMB)	(RMB)	(RMB)
Held-to-maturity securities
- Fixed rate time deposits	139,314,900	—	139,314,900
- Investment contract
- Huaneng Trust	600,000,000	—	600,000,000

Total short-term investments	739,314,900	—	739,314,900

	March 31, 2013
	Carrying Value	Unrealized Gains/ (Losses)	Estimated Fair Value	Estimated Fair Value
	(RMB)	(RMB)	(RMB)	(US$)
Held-to-maturity securities
- Fixed rate time deposits	140,251,820	—	140,251,820	22,581,925
- Investment contract
- Huaneng Trust	600,000,000	—	600,000,000	96,605,912
CMBC Bond (1)	35,168,000	2,088,979	37,256,979	5,998,741

Total short-term investments	775,419,820	2,088,979	777,508,799	125,186,578

(1)	In March 2013, the Company purchased a convertible bond from China Minsheng Banking Corp., Ltd. (“CMBC Bond”) for RMB35,168,000 (US$5,662,395). Mr. Yuzhu Shi, the chairman and former chief executive officer of the Company, currently serves as a non-executive director and a principal shareholder of China Minsheng Banking Corp., Ltd., or Minsheng Bank. The CMBC Bond has a term of six years and the annual interest rate is 0.6% for the first, second and third year, and 1.5% for the fourth, fifth, and sixth year of its term. During the period beginning six months after the date the CMBC Bond was issued, until it matures on March 15, 2019, the Company may convert the CMBC Bond into A-shares of Minsheng Bank, which are listed on the Shanghai Stock Exchange. The Company is allowed to trade the CMBC Bond on the Shanghai Stock Exchange after April 28, 2013.

There were no impairment indicators associated with the short-term investments as of December 31, 2012 and March 31, 2013.

The Company recorded interest income related to its short-term investments amounting to RMB16,000,322 and RMB13,489,871 (US$2,172,002) for the three-month periods ended March 31, 2012 and 2013, respectively.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

4.	INVESTMENT IN EQUITY INVESTEES

	Equity Interest Owned by the Company
Name of the Equity Investees	As of December 31, 2012	As of March 31, 2013
Yunfeng E-commerce A Fund, L.P. and Yunfeng E-Commerce B Fund, L.P. (Collectively known as the “Yunfeng Fund”)	10.42%	10.42%
Shanghai Tianju Network Technology Co., Ltd. (“Tianju Network”)	25.67%	25.67%

	As of December 31, 2012	Increased (decreased) during the three months ended March 31, 2013			As of March 31, 2013
	Investment in equity investees	Share of equity income	Exchange Loss	Impairment of investments	Investment in equity investees	Investment in equity investees
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Yunfeng Fund	377,095,598	—	(995,909)	—	376,099,689	60,555,756
Tianju Network	660,387	(100,572)	—	—	559,815	90,136

Total	377,755,985	(100,572)	(995,909)	—	376,659,504	60,645,892

The Company did not recognize any impairment charge during the three-month periods ended March 31, 2012 and 2013, respectively.

5.	LONG-TERM INVESTMENTS

	As of December 31, 2012	As of March 31, 2013
	(RMB)	(RMB)	(US$)

Yangxun Computer Technology (Shanghai) Co., Ltd.	27,331,600	27,331,600	4,400,657
Beijing Innovation Works Development Fund	18,000,000	18,000,000	2,898,177
Beijing Dijiang Network Technology Co., Ltd.	3,000,000	3,000,000	483,030

Total	48,331,600	48,331,600	7,781,864

There were no impairment indicators associated with the long-term investments as of December 31, 2012 and March 31, 2013.

6.	AVAILABLE-FOR-SALE SECURITIES

The Company’s investment in Five One Network Development Co., Ltd. (“51.com”) is recorded as available-for-sale in accordance with ASC 320-10. As of December 31, 2012 and March 31, 2013, the Company recorded the investment in 51.com at its estimated fair value of RMB78,740,916 and RMB78,757,833 (US$12,680,787), respectively. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. As of December 31, 2012 and March 31, 2013, the accumulated unrealized holding gain recorded within accumulated other comprehensive loss related to the investment in 51.com was nil and RMB225,069 (US$36,238), respectively.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

7.	HELD-TO-MATURITY SECURITIES

During the second quarter of 2011, the Company invested RMB100,000,000 in CR Trust with an overall variable total yield ranging from 14% to 19.5% per year (including a fixed yield of 3% per year). The term of the CR Trust is five years with an option for the beneficiaries to redeem after the end of three years from the date of establishment. Such option is not exercisable by the beneficiaries when the trust has previously distributed principal amounts of more than 60% of the total initial trust fund at establishment. The investment is guaranteed by China Yin Tai Holding Co., Ltd.. Management has accounted for this investment as a held-to-maturity security in accordance with ASC 320-10 at amortized cost.

In May, 2012, the Company received RMB10,000,000 repayment of the capital and continued to hold the remaining RMB90,000,000 in CR Trust as a held-to-maturity security. The estimated fair value of the investment as of December 31, 2012 and March 31, 2013, respectively, ranged from RMB118,000,000 to RMB134,000,000, determined using an income approach.

In February 2012, the Company invested RMB100,000,000 in Bank of Communications (Zhuhai) Branch for a two-year time deposit with fixed annual interest rate of 4.4%. The interest will be paid to the Company along with the principal amount at the maturity date of the investment in February 2014. The estimated fair value of the investment as of December 31, 2012 and March 31, 2013 approximated their respective carrying values at such dates as there were no impairment indicators present, nor events or changes in circumstances having occurred or were expected to occur, since the inception of the Company’s investment in the time deposit that would have an adverse effect on the underlying value of the investment.

There were no impairment indicators associated with the held-to-maturity securities as of December 31, 2012 and March 31, 2013.

The Company recorded interest income related to above investments amounting to RMB1,163,501 and RMB1,765,753 (US$284,304) for the three-month periods ended March 31, 2012 and 2013, respectively.

8.	NON CONTROLLING INTERESTS

A reconciliation of the carrying amounts of subsidiaries consolidated by the Group and the non controlling interests was as follows:

	Group	Non controlling Interests
	(RMB)	(RMB)

Beginning balance as of December 31, 2012	157,977,334	45,519,391
Equity	11,484,424	17,508,076
Net income	25,722,383	23,266,666

Ending balance as of March 31, 2013	195,184,141	86,294,133

Ending balance as of March 31, 2013 (US$)	31,426,570	13,894,206

GIANT INTERACTIVE GROUP INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

9.	INCOME TAX EXPENSES

Cayman Islands and British Virgin Island

Under the current laws of Cayman Islands and British Virgin Island, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no Cayman Islands and British Virgin withholding tax will be imposed.

Hong Kong

Giant Interactive (HK) Limited (“Giant HK”), the Company’s wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax at a rate of 16.5% on the estimated assessable profits arising in Hong Kong.

China

The Group’s subsidiaries, the VIE and its consolidated entities that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Income Tax Laws, respectively. Pursuant to the PRC Income Tax Laws, the Group’s PRC subsidiaries, the VIE and its consolidated entities are subject to a CIT statutory rate of 25%, with the exception of those described below.

Zhengtu Information’s renewal as an High and New Technology Enterprise (“HNTE”) was approved in April 2012, which allows it continue to enjoy the HNTE preferential tax rate of 15% from 2011 to 2013, subject to meeting all criteria in its annual compliance self-assessment.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

9.	INCOME TAX EXPENSES (CONT’D)

Certain subsidiaries of the Company received certificates for Software Enterprises. As software enterprises, they are entitled to full exemption from corporate income tax (“CIT”) for the first and second profitable years, and a 50% reduction of statutory tax rate for the three succeeding years.

The Company’s effective tax rate was 8.24% and 12.05% for the three-month periods ended March 31, 2012 and 2013, respectively, which was less than the PRC statutory EIT rate of 25%, primarily due to preferential tax rates associated with HNTE granted to Zhengtu Information and Software Enterprise granted to certain subsidiaries as described above.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

10.	EARNINGS PER SHARE

Computation of basic and diluted earnings per share were as follows:

	For the three months ended
	March 31, 2012	March 31, 2013
	(RMB)	(RMB)	(US$)
Numerator:
Net income attributable to ordinary shareholders	292,152,192	326,033,486	52,494,604
Numerator for basic earnings per share	292,152,192	326,033,486	52,494,604
Numerator for diluted earnings per share	292,152,192	326,033,486	52,494,604

Denominator:	(shares)	(shares)	(shares)
Number of shares outstanding, opening	235,234,959	239,252,672	239,252,672
Weighted average number of shares issued	395,523	68,599	68,599

Weighted average number of shares outstanding – basic	235,630,482	239,321,271	239,321,271
Dilutive effect of share options and restricted shares	4,711,155	6,931,988	6,931,988

Weighted average number of shares outstanding – diluted	240,341,637	246,253,259	246,253,259

As of March 31, 2012 and 2013, the Company issued 3,093,832 and 1,796,269 ordinary shares, respectively, to its share depositary bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are issued but not outstanding and are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

11.	SHARE OPTION AND RESTRICTED SHARE SCHEME

The following table sets forth the components of share-based compensation expense for share options and restricted shares issued to employees from the Company’s share option scheme both in absolute amounts for the periods presented and as a percentage of net revenue for the three-month period ended March 31, 2013.

	For the three months ended
	March 31, 2012	March 31, 2013
	(RMB)	(RMB)	(US$)%

Net revenue	508,779,866	572,845,069	92,333,700	100%

Cost of services	2,121,223	1,079,880	173,872	0.19%
Research and product development expenses	18,421,929	9,819,642	1,581,059	1.71%
Sales and marketing expenses	658,213	393,940	63,428	0.07%
General and administrative expenses	9,127,885	5,419,017	872,515	0.95%

Total share-based compensation included in cost of services and total operating expenses	30,329,250	16,712,479	2,690,874	2.92%

The total share-based compensation cost capitalized as part of intangible assets—online game product costs for the three-month period ended March 31, 2012 and 2013 were RMB229,584 and nil, respectively.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

12.	DIVIDEND

Pursuant to a Board of Directors’ resolution dated February 22, 2013, the Company declared total dividends of RMB630,577,200 (US$101,529,143), to be paid out of the Company’s 2012 net distributable profits, which were determined using the equity method basis of accounting for the stand-alone listed company financial statements, to the shareholders of the Company who were registered members of the Company as of May 20, 2013.

The payments of these dividends were financed out of available cash held by the Company. As of March 31, 2013, the Company has not paid the dividends declared in the first quarter of 2013. The cash dividend declared in February 2012 was paid on March 30 and April 8, 2012, respectively, to shareholders.

13.	STATUTORY RESERVES

As of March 31, 2013, the Company’s PRC subsidiaries and the VIE appropriated a total of RMB48,596,713 (US$7,824,550) to statutory surplus and general reserve funds.

The following amounts that are restricted from being distributed include paid-in capital and statutory reserve funds of the Company’s subsidiaries, Giant Network and its consolidated entities, as determined pursuant to the PRC generally accepted accounting principles, totaling an aggregate of RMB404,703,908 and RMB398,395,902 (US$64,145,666) as of December 31, 2012 and March 31, 2013, respectively.

14.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss were as follows:

	Foreign currency translation adjustment	Unrecognized tax benefit	Unrealized gains on investments	Total	Total
	RMB	RMB	RMB	RMB	US$

Balance as of December 31, 2012	(466,273,725)	28,414,111	69,135,783	(368,723,831)	(59,368,170)

Current-period other comprehensive income (loss)	(904,880)	—	2,314,048	1,409,168	226,890

Balance as of March 31, 2013	(467,178,605)	28,414,111	71,449,831	(367,314,663)	(59,141,280)

GIANT INTERACTIVE GROUP INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

15.	FAIR VALUE MEASUREMENT

Effective January 1, 2008, the Group adopted ASC subtopic 820-10 (“ASC 820-10”), Fair Value Measurement and Disclosure: Overall. ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820-10 did not impact the Group’s financial condition, results of operations or cash flow, ASC 820-10 requires additional disclosures to be provided on fair value measurement.

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

15.	FAIR VALUE MEASUREMENT (CONT’D)

In accordance with ASC 820-10, the Company measures cash equivalents, short-term investments, available-for-sale securities, and held-to-maturity securities at fair value. Fixed rate time deposits recorded as cash equivalents, short-term investments or held-to-maturity are classified within Level 1 as they are valued using a quoted market price in active markets for identical assets. Available-for-sale securities and investment in CR Trust recorded as held-to-maturity securities are classified within Level 3 as they are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement as of December 31, 2012 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value as of December 31, 2012
	(RMB)	(RMB)	(RMB)	(RMB)
Cash equivalents
-Fixed rate time deposit	700,000,000	—	—	700,000,000
Short term investments
-Fixed rate time deposit	139,314,900	—	—	139,314,900
Held-to-maturity
-Fixed rate time deposit	100,000,000	—	—	100,000,000
Available-for-sale securities	—	—	78,740,916	78,740,916

Total	939,314,900	—	78,740,916	1,018,055,816

	Fair Value Measurement as of March 31, 2013 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value as of March 31, 2013
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
Short term investments
-Fixed rate time deposit	140,251,820	—	—	140,251,820	22,581,925
-CMBC Bond	37,256,979	—	—	37,256,979	5,998,741
Held-to-maturity
-Fixed rate time deposit	100,000,000	—	—	100,000,000	16,100,985
Available-for-sale securities	—	—	78,757,833	78,757,833	12,680,787

Total	277,508,799	—	78,757,833	356,266,632	57,362,438

GIANT INTERACTIVE GROUP INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

15.	FAIR VALUE MEASUREMENT (CONT’D)

The following table summarizes the valuation of the available-for-sale securities:

Fair value of available-for-sale investments as of December 31, 2012	78,740,916
Unrealized gain in fair value of Series C Preferred Shares in 51.com (Note 6)	225,069
Effect of exchange rate change	(208,152)

Fair value of available-for-sale investments as of March 31, 2013	78,757,833

Fair value of available-for-sale investments as of March 31, 2013 (US$)	12,680,787

The fair value of available-for-sale investment in Series C Preferred Shares in 51.com as of December 31, 2012 and March 31, 2013 was estimated using an enterprise value allocation (“EVA”) model.

Assets not measured at fair value in the Unaudited Interim Condensed Consolidated Balance Sheets but for which the fair value is disclosed are summarized below:

Fair Value Measurement as of December 31, 2012 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value
	(RMB)	(RMB)	(RMB)	(RMB)
Held-to-maturity -CR Trust	—	—	118,000,000 - 134,000,000	118,000,000 - 134,000,000

Total	—	—	118,000,000 - 134,000,000	118,000,000 - 134,000,000

Fair Value Measurement as of March 31, 2013 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
Held-to-maturity -CR Trust	—	—	118,000,000 - 134,000,000	118,000,000 - 134,000,000	18,999,163 - 21,575,320

Total	—	—	118,000,000 - 134,000,000	118,000,000 - 134,000,000	18,999,163 - 21,575,320

GIANT INTERACTIVE GROUP INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

15.	FAIR VALUE MEASUREMENT (CONT’D)

In accordance with ASC 820, the Company measures acquired intangible assets, goodwill, impairment of intangible assets at fair value and impairment of available-for-sale investments at fair value. These assets are classified within Level 3 because they are valued using an income approach using discounted cash flows derived on management’s assumptions and estimates.

16.	SUBSEQUENT EVENTS

In May 2013, the Company committed RMB124,216,000 (US$20,000,000) of investment in Yunfeng Fund II, LP (“YF Fund II”), accounting for approximately 2.5% interest in the YF Fund II. YF Fund II will focus on investment in telecom, technology and media, consumer products and healthcare industries.